190 East Capitol Street, Suite 800 (39201) P.O. Box 427 Jackson, Mississippi 39205-0427 601-949-4900 Fax 601-949-4804 www.joneswalker.com

November 30, 2016

Dietrich A. King

Jessica Livingston

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.

Amendment No. 1 to Form S-4

Filed November 23, 2016

File No. 333-214426

Dear Mr. King:

We submit this letter on behalf of our client, The First Bancshares, Inc. (the “Company”), in response to the comment letter dated November 28, 2016 (“Comment Letter”) from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Amendment No. 1 to Form S-4, File No. 333-214426 (the “Form S-4”). This letter and the Company’s Amendment No. 2 (“Amendment No. 2”) to the Form S-4 are being filed with the SEC electronically via EDGAR.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response.

United States Federal Income Tax Consequences of the Merger, page 80

1. Please revise your prospectus disclosure in the following respects:

•	Please state that the disclosure in this section is the opinion of counsel, naming counsel.

Alabama ▪ Arizona ▪ District of Columbia ▪ Florida ▪ Georgia ▪ Louisiana ▪ Mississippi ▪ New York ▪ Ohio ▪ Texas

Mr. Dietrich King

Ms. Jessica Livingston

Securities and Exchange Commission

•	Please remove the statement on page 82 that the summary of the material federal income tax consequences "is for general information only."

•	Please delete the term "certain" from the first and last sentences of this section.

•	Please delete the assumption "provided the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code."

For guidance on the foregoing, please refer to Staff Legal Bulletin No. 19, Sections III.B.2, III.D.1, III.C.1 and III.C.3, respectively.

In response to this comment, each of the requested changes in the bullet points above have been made on pp. 80 through 82 of the proxy statement/prospectus contained in Amendment No. 2.

Part II. Exhibit 8.1

2. In the second paragraph of the opinion, counsel states that the discussion of the tax consequences in the prospectus "is accurate in all material respects." Please ask counsel to revise its opinion to state clearly that the disclosure in such section is counsel´s opinion. See Section III.B.2 of Staff Legal Bulletin No. 19.

Counsel has revised its opinion and included such opinion as a new Exhibit 8.1 to Amendment No. 2. In its revised opinion, counsel has stated clearly that the disclosure in the section of the proxy statement/prospectus contained in Amendment No. 2 entitled “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” is counsel’s opinion.

If you have any questions or comments, please contact me at (601) 949-4631.

Sincerely,

/s/ Neal Wise
Neal C. Wise
(Attorney for the Company)

cc:	Donna T. (Dee Dee) Lowery, Chief Financial Officer of the Company

M. Ray (Hoppy) Cole, Jr., President & Chief Executive Officer of the Company

Curtis R. Hearn, Jones Walker LLP